JinkoSolar Holding Co., Ltd.

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

The People’s Republic of China

November 13, 2023

VIA EDGAR

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022 (“FY 2022 20-F”)
Response dated August 31, 2023
File No. 001-34615

Dear Ms. Thompson:

In response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 13, 2023 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comment from the Comment Letter is repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in FY 2022 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 159

1.	We note from your response to prior comment 2 that you “reviewed the bios” of each of your directors before determining that none of them are officials of the Chinese Communist Party. We also note from the information about Mr. Yingqiu Liu on page 120 of your Form 20-F that he appears to be currently or formerly employed by, a member of, or otherwise affiliated with several organizations and committees that are controlled by or otherwise affiliated with the Chinese Communist Party. Please tell us more about how you considered Mr. Liu's biography by addressing the following:

•	Tell us more about each organization or committee identified in Mr. Liu's biography on page 120 of your Form 20-F, including whether and how it is affiliated with the Chinese Communist Party.

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•	Tell us how you considered whether Mr. Liu has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 120 of your Form 20-F.

•	Tell us whether Mr. Liu is a member of the Chinese Communist Party.

•	Tell us how you considered the above factors when reaching the conclusion that Mr. Liu is not an official of the Chinese Communist Party.

The Company respectfully advises the Staff that Mr. Liu is a member of the Chinese Communist Party (the “CCP”) but not an official of the CCP.

As advised by the Company’s PRC counsel, Jincheng Tongda & Neal Law Firm, there is no statutory definition for “officials” of the CCP under PRC laws. As further advised by the Company’s PRC counsel, the Company refers to the Regulations on the Selection and Appointment of Leading Cadres of Chinese Communist Party and Chinese Government (the “Regulations”), which set out the scope of “leading cadres” of the CCP and the Chinese government, for the interpretation of the scope of “officials” of the CCP. Whether an individual is a leading cadre of the CCP depends on the organization in which the relevant CCP member works and the member’s role within the organization. According to the Regulations, leading cadres of the CCP and the Chinese government mainly include: (i) leading members of the working departments of, and individuals who hold leadership positions in the internal organizations of, the Central Committee of the CCP, the Standing Committee of the National People’s Congress (“NPC”), the State Council, the National Committee of the Chinese People’s Political Consultative Conference (“CPPCC”), and the Central Commission for Discipline Inspection, (ii) leading members of, and individuals who hold leadership positions in the internal organizations of, the National Supervisory Commission, the Supreme People’s Court and the Supreme People’s Procuratorate, (iii) leading members of the working departments of, and individuals who hold leadership positions in the internal organizations of, the local CCP committees above the county level, standing committees of the NPC above the county level, governments above the county level, CPPCC above the county level, Commission for Discipline Inspection above the county level, the Supervisory Commission above the county level, courts above the county level, and procuratorates above the county level, and (iv) individuals who hold leadership positions in the internal organizations of the working departments of the aforesaid organizations set out in (i), (ii) and (iii).

As disclosed on page 120 of the FY 2022 20-F, Mr. Liu is a researcher and doctoral supervisor of the Chinese Academy of Social Sciences (“CASS”) and the director of Institute of Private economy, China Urban Development, and previously served as the Director General of the Center for Private Economic Studies in CASS. CASS is a public institution focusing on academic research and studies. The Institute of Private economy, China Urban Development is a social institution under CASS, which focuses on urban economic, social and economic development studies. The Center for Private Economic Studies is an academic research institution under CASS. Therefore, Mr. Liu’s positions in these organizations do not fall into the scope of “leading cadres” or “officials” of the CCP.

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In addition, Mr. Liu is a member of the All-China Federation of Industry and Commerce Think Tank Committee, which is an industry association of trade and commerce. Mr. Liu is also a member of expert group of the Fifth China Economic and Social Development Council of the National Committee of the CPPCC (the “Expert Group”), which is an external consulting group focusing on economic and social research. Mr. Liu is neither a leading member nor holds any leadership position in the Expert Group. In addition, Mr. Liu previously served as the President of the University of CASS and the Director of Socialist Economic Theory Research Department in Nankai University, two public universities in China. Based on the above, none of Mr. Liu’s positions in these organizations or committees falls into the scope of “leading cadres” or “officials” of the CCP.

Except for as disclosed on page 120 of the FY 2022 20-F, Mr. Liu does not have other current or prior memberships on, or affiliations with, committees of the CCP.

In addition, Mr. Liu has signed a confirmation letter confirming that he is not an official of the CCP.

Based on the above, the Company believes that Mr. Liu is not an official of the CCP.

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If you have any questions regarding the response above, please contact Mr. Mengmeng (Pan) Li, the Chief Financial Officer of JinkoSolar Holding Co., Ltd., by telephone at (86-793) 858-8188 or via e-mail at pan.li@jinkosolar.com.

Very truly yours,

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

cc: Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

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